CALFRAC WELL SERVICES LTD.

CALFRAC ANNOUNCES DIVIDEND

CALGARY, ALBERTA – June 2, 2006 – Calfrac Well Services Ltd. ("Calfrac") (TSX–CFW) is pleased to announce that the Board of Directors has declared a dividend pursuant to Calfrac's semi-annual dividend policy. The dividend of $0.05 per common share will be paid on July 4, 2006 to shareholders of record on June 15, 2006.

Calfrac Well Services Ltd. provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the Rocky Mountain region of the United States and western Siberia in Russian. Additional information about Calfrac Well Services Ltd. can be found on its website at www.calfrac.com.

For further information please contact:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

Tom Medvedic
Vice President, Finance and Chief Financial Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381